DLA Piper LLP (US)
4365 Executive Drive, Suite 1100
San Diego, California 92121-2133
www.dlapiper.com
Jeffrey C. Thacker
jeff.thacker@dlapiper.com
T 858.638.6728
F 858.638.5128
April 8, 2010
Parker Morrill
United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street NE
Washington, D.C. 20549

Re:	Mexoro Minerals Ltd. Amendment No. 1 to the Preliminary Proxy Statement on Schedule 14A Filed March 25, 2010 File No. 0-23561
Dear Mr. Morrill:
This letter responds to the letter of the staff of the Securities and Exchange Commission (the “Staff”), dated April 2, 2010, to George Young, President of Mexoro Minerals Ltd. (the “Company”) regarding Amendment No. 1 to the Preliminary Proxy Statement on Schedule 14A, File No. 0-23561 (the “Proxy Statement”), filed by the Company on March 25, 2010.
This letter sets forth the comments of the Staff in the comment letter and, following each comment, sets forth the Company’s response. We have previously sent marked copies of changed pages to the Proxy Statement to the Staff for review.
General
Staff Comment:
In the opening paragraph to each of proposals 1, 2, 3, 4 and 5, please revise to clarify that if proposal 6 is approved and the relevant proposal is approved, the Delaware Certificate will be amended to provide for the relevant change.
Company Response:
Pursuant to the Staff Comment, we have revised the opening paragraph of proposals 1, 2, 3, 4 and 5 to state that if proposal 6 is approved, the Delaware certificate will include the relevant changes.

U.S. Securities and Exchange Commission
April 8, 2010
Page Two
Staff Comment:
We note that the reasons you gave for the recommended changes set forth in proposals 2, 3, 4 and 5 are that they serve as strong anti-takeover measures. Please revise to fully discuss the impact to your shareholders of each proposal, including the arguments in favor of and against the proposals that were considered by your Board. For example, with respect to proposal 2, disclose that a classified board may make it harder for shareholders to effect a change of management if they are discontent with the current Board. As another example, with respect to proposals 3, 4 and 5, disclose that the elimination of the ability of shareholders to call special meetings, the requirement of unanimous written consent and the requirement of supermajority voting requirements will hinder shareholders’ ability to affect company matters. These examples are non-exclusive.
Company Response:
Pursuant to the Staff Comment, we have revised each of proposals 2, 3, 4 and 5 to discuss the impact to the Company’s shareholders of each proposal, including arguments against the proposals that were considered by the Company’s board of directors.
Staff Comment:
In some places you have referred to the Reincorporation Proposal as Proposal 7. It appears that the Reincorporation Proposal is Proposal 6. Please revise throughout.
Company Response:
Pursuant to the Staff Comment, we have revised the Proxy Statement accordingly.
*          *          *          *
The Company acknowledges that:
•	it is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

U.S. Securities and Exchange Commission
April 8, 2010
Page Three
If you require any additional information on these issues, or if we can provide you with any other information that will facilitate your continued review of this filing, please advise us at your earliest convenience. You may reach me at 858.638.6728.
Sincerely,
/s/ Jeffrey C. Thacker
Jeffrey C. Thacker
Enclosures
cc: George Young, President